                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE TO/A
                                (AMENDMENT NO. 1)



        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            DIXON TICONDEROGA COMPANY
                       (NAME OF SUBJECT COMPANY (ISSUER))


                            PENCIL ACQUISITION CORP.,
                            A WHOLLY-OWNED SUBSIDIARY
                                       OF
               F.I.L.A - FABBRICA ITALIANA LAPIS ED AFFINI S.P.A.
                      (NAMES OF FILING PERSONS (OFFERORS))


                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   255860 10 8
                         (CUSIP NUMBER OF COMMON STOCK)

                             ROBERT W. FORMAN, ESQ.
                   SHAPIRO FORMAN ALLEN MILLER & MCPHERSON LLP
                               380 MADISON AVENUE
                                   25TH FLOOR
                            NEW YORK, NEW YORK 10017
                                 (212) 972-4900


            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
       TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                            CALCULATION OF FILING FEE
TRANSACTION VALUE*                                          AMOUNT OF FILING FEE
   $22,455,258                                                   $2,642.98

* Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase of 3,207,894 shares of common stock, par value $1.00 per share, of Dixon Ticonderoga Company (the "Shares"), representing all of the outstanding Shares, as of December 16, 2004.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,642.98         Filing Party: Pencil Acquisition Corp.
Form or Registration No.: Schedule TO     Date Filed: January 7, 2005

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

      [X] third-party tender offer subject to Rule 14d-1

      [ ] issuer tender offer subject to Rule 13e-4

      [ ] going private transaction subject to Rule 13e-3

      [ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer [ ]

This Amendment No. 1 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO (the "Statement") originally filed with the Securities and Exchange Commission on January 7, 2005 by Pencil Acquisition Corp., ("Merger Sub"), a wholly owned subsidiary of F.I.L.A - Fabbrica Italiana Lapis ed Affini S.p.A. ("Parent") relating to a tender offer by Merger Sub to purchase all outstanding shares of common stock, par value $1.00 per share, of Dixon Ticonderoga Company, a Delaware corporation (the "Company"), for a purchase price of $7.00 per share, net to the seller in cash, without interest thereon, upon the terms and conditions set forth in the Offer to Purchase, dated January 7, 2005 (the "Offer to Purchase"), a copy of which is filed as Exhibit (a)(1) to the Statement (the "Offer to Purchase"), and in the related Letter of Transmittal and the instructions thereto, a copy of which is filed as Exhibit
(a)(2) to the Statement (the "Letter of Transmittal") (which, together with the Offer to Purchase as each may be amended or supplemented from time to time, constitute the "Offer"). Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Statement.

ITEMS 1 THROUGH 11.

      A. The sixth bullet point (which appears on page S-3 of the Offer to Purchase) in the response to the question "Can the offer be extended and under what circumstances?" on page S-2 of the Offer to Purchase is hereby amended by inserting on the third line after the word "beginning" the words "immediately on the next business day after the latest expiration date".

      B. The second sentence of the first full paragraph on page 4 of the Offer to Purchase is hereby amended by deleting it and replacing it with the following:

            A Subsequent Offering Period is an additional period of time from three to 20 business days in length, beginning immediately on the next business day after the latest Expiration Date, during which time stockholders may tender, but not withdraw, their Shares and receive the Offer Price.

      C. "5. Certain United States Federal Income Tax Consequences" on page 10 is hereby amended as follows:

            1. The heading is hereby amended to delete the word "Certain" and to read in its entirety as follows: "5. United States Federal Income Tax Consequences."

            2. The first paragraph under the heading is hereby amended by (i) deleting the words "general" and "certain" in the first line of such paragraph and (ii) by deleting the second sentence of such paragraph.

            3. The second paragraph under the heading is hereby amended by deleting it and replacing it with the following:

                        BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, EACH STOCKHOLDER IS ADVISED TO CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR TAX EFFECTS TO SUCH STOCKHOLDER OF THE OFFER AND THE PROPOSED MERGER, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL AND FOREIGN TAX LAWS.


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
            4. The third paragraph under the heading is amended by deleting the word "generally" in the third line.

      D. "7. Certain Information Concerning the Company" beginning on page 11 is hereby amended as follows:

            1. The first paragraph under the heading "Company Projections" is hereby amended by deleting the word "certain" in the third line.

            2. The second paragraph under the heading "Company Projections" is hereby amended by deleting the first sentence in its entirety.

            3. The fourth paragraph under "Company Projections" is hereby amended by (i) deleting the words "also" and "numerous" on the first line, and (ii) deleting the last sentence of the paragraph and adding three new sentences at the end of the paragraph as follows:

                        The projections assumed revenues would increase by approximately 7.8%, cost of goods sold as a percent of sales would decrease by approximately 0.85% and that selling expenses would increase by approximately 4.7% and payroll expenses by 3%, in 2005 as compared to 2004. The projections also assume that the Company would remain a public company, and reflect costs and expenses associated with investment banking fees, debt refinancing costs and Sarbanes-Oxley compliance costs of approximately $1,125,000 for fiscal 2005. It is impractical to quantify any other assumptions on which the projections were based.

            4. The fifth and sixth paragraphs under the heading "Company Projections" are deleted.

            5. The first sentence in the seventh paragraph under the heading "Company Projections" is amended (i) to delete the word "included" and replace it with the word "reflected" and (ii) to insert the word "year" after the word "fiscal."

            6. The seventh paragraph under the heading "Company Projections" is amended by adding the following under the table:

                        This compares with the following actual results for the Company on a consolidated basis for fiscal year 2004:

                                                            ($ in millions)
                  Total Revenue                                  88,169
                  Gross Profit                                   33,465
                  Net Income                                      1,732


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
            7. The eighth paragraph under the heading "Company Projections" is deleted.

      E. "14. Conditions of the Offer" is hereby amended as follows:

            1. Subparagraph "(i)" on page 30 is amended by adding the following after the words "Minimum Condition" "(i.e., the number of Shares tendered, together with the Shares subject to the Stock Purchase Agreement, shall exceed 66 2/3% of the Company's outstanding Shares)".

            2. Subparagraph "(ii)(b)" is amended by adding a period after the word "whole" and adding the following:

                        "Material Adverse Effect" means any effect, change, event, circumstance or condition which when considered with all other effects, changes, events, circumstances or conditions has materially adversely affected or would reasonably be expected to materially adversely affect the results of operations, financial condition, or business of the Company, including its Subsidiaries together with it taken as a whole;

            3.    Subparagraph "(ii)(d)" is amended by adding the words "(see
                  Item 11 above)" after the word "Agreement" in the first line.

            4. The last paragraph of the section is amended by adding the words "prior to expiration of the Offer" after the words "time to time" on the third line.


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                                    SIGNATURE


After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

F.I.L.A - Fabbrica Italiana Lapis ed Affini S.p.A.

By:    /s/ Massimo Candela
       ----------------------
Name:  Massimo Candela
Title: Managing Director

Pencil Acquisition Corp.

By:    /s/ Massimo Candela
       ----------------------
Name:  Massimo Candela
Title: President

Date:  January 26, 2005


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